UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                        Commission File Number 001-31919


                           NOTIFICATION OF LATE FILING

(Check One):     [ ] Form 10-K  [ ] Form 11-K  [ ] Form 20-F  [X] Form 10-Q
                 [ ] Form N-SAR

                 For Period Ended: FEBRUARY 28, 2005

      [ ]  Transition Report on Form 10-K    [ ] Transition Report on Form 10-Q

      [ ]  Transition Report on Form 20-F    [ ] Transition Report on Form N-SAR

      [ ]  Transition Report on Form 11-K

           For the Transition Period Ended:_____________________

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  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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                                     PART I
                             REGISTRANT INFORMATION

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Full Name of Registrant: NATURAL GOLF CORPORATION
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Former Name if Applicable
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Address of Principal Executive Office (Street and Number)
431 LAKEVIEW COURT, SUITE B
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City, State and Zip Code
MOUNT PROSPECT, ILLINOIS 60056
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                                     PART II
                             RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or
  [X] portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report portion thereof could not be filed within the prescribed period. (Attach extra sheets if needed.)

         The subject quarterly report on Form 10-Q for the fiscal quarter ended February 28, 2005 could not be filed without unreasonable effort or expense because of the pending status of a transaction that would involve the disposition of substantially all of the Company's assets in a reorganization under Chapter 11 of the Federal bankruptcy laws. The Company is assessing the extent of the resulting impairment to its assets.


                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      RICHARD A. MAGID              (847)        321-4000
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          (Name)                (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
      If answer is no, identify report(s).             [ ] Yes [X] No

      On February 28, 2005, the Company filed its annual report on Form 10-K for its fiscal year ended November 30, 2004. On the cover of the Form 10-K, the Company indicated it intended to incorporate portions of its upcoming Proxy Statement for its Annual Meeting of Shareholders by reference into Part III of its annual report on Form 10-K. To date, the Company has not filed such Proxy Statement nor has it amended its annual report on Form 10-K to include the information required under Part III.
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(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
      thereof? ?                                       [ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                            NATURAL GOLF CORPORATION
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:   April 15, 2005             By: /s/ Richard A. Magid
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                                       Richard A. Magid, Chief Financial Officer